FactorShares Trust
35 Beechwood Rd, Suite 2B
Summit, NJ 07901

February 27, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	FactorShares Trust (the “Trust”)
File Nos.	333-182274 and 811-22310
PureFundsTM ISE Junior Silver (Small Cap Miners/Explorers) ETF (S000038223)

Ladies and Gentlemen:

On behalf of the Trust and its series, PureFundsTM ISE Junior Silver (Small Cap Miners/Explorers) ETF (the “Fund”), transmitted herewith for filing is the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”) and related form of proxy voting card.  The Preliminary Proxy Statement contains a request for shareholders to consider and approve an Investment Advisory Agreement and an Investment Sub-Advisory Agreement with respect to the Fund.

If you have any questions regarding, concerning the foregoing, please contact the undersigned at (414) 765-5586.

Sincerely,

/s/ Michael Barolsky
Michael Barolsky, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator for the Trust